Wind Harvest

Wind Harvest's breakthrough technology can provide massive amounts of low-cost electricity to a world that greatly needs it. Our long-lasting turbines can finally open up rich but challenging "mid-level" wind resources to environmentally-friendly development.


Wind Harvest
Genius Solutions
to Turbulent Wind

Invest

$99 minimum investment

DEADLINE: April 29, 2024

in a month

SHARE PRICE
$0.06

TOTAL RAISED
$0

VALUATION
$15,358,900

4(a)(6) offering provided by Netcapital Funding Portal Inc.

EARLY BIRD DISCOUNT

Investors who participate in the offering on or before 5:00pm April 29, 2024 U.S. EST will receive a $0.01 early bird discount (approximately 14.3%) and be able to invest at a purchase price of $0.06 per share, which equates to a $15,358,900 pre-money valuation. Investors who participate in the offering after 5:00pm April 29, 2024 U.S. EST, will be able to invest at the normal purchase price of $0.07 per share, which equates to a $17,918,717 pre-money valuation.

INTRODUCTION

Join us to bring a new energy source to the world. Invest in our collective future and power the world with efficient renewable energy.

Transforming the Wind Energy Landscape

Over 18% of wind farms are located where mid-level wind accelerates over ridgelines and through passes. Here, the wind becomes so turbulent that traditional turbines cannot use it, leaving a rich resource waiting for a new technology.

Our engineers' genius innovations created an industrial-scale turbine designed to capture turbulent mid-level wind below 100'. The vertical alignment, two connections between each blade and the mast, unique extruded aluminum blades, and sturdy hinges, which take the brunt of the 15 million annual revolutions, are the keys to its durability.

Currently, the lifespan of a large wind turbine is about 25 years. Ours boasts a 70+ year service life and their all steel and aluminum components are 99% recyclable.



Our Mission: Massively Increase Renewable Energy with Cost Effective and Long Lasting Turbines and IP

Our *Wind Harvester™* turbines can be quickly installed in wind farms' understories. Rows of additional short turbines increase a project's energy output and profitability. This is a rapidly growing $400 billion market.

It is less expensive to add an understory to wind farms than to develop new land in places like California and Hawaii. Our solution reduces regulatory hurdles, reuses roads, and can create cost-saving, energy-expanding synergies between the tall and short turbines.

Millions of short, new turbines that last almost 100 years provide great value to current and future generations. They can produce clean, ever-cheaper electricity while doubling the use of precious land.



Our Vision

We have a vision of our own brand of vertical-axis turbines that harness the abundant and underutilized mid-level wind resources. We anticipate other companies will pay Wind Harvest royalties to license our patents, which helps quickly build out this massive new market.

Our two immediate objectives are to:

- bring the *Wind Harvester 4.0* through the penultimate step in the commercialization process, third-party certification. (Technology Readiness Level 8)
- finish filing and perfecting our patents.



Wind Harvest
Wind Harvester Version History
2.0, TRL 5
3.0, TRL 6
3.1, TRL 7
4.0, TRL 8
Finland
Denmark
Texas
Texas

SUCCESS TO DATE

- **Raised over $20M** in equity capital.
- **Filed seven key patents**, with more in progress, crucial for creating durable vertical axis wind turbines for near-ground turbulence.
- Projects currently in the **development pipeline**.
- We believe we are poised to become a **leading technology developer** for mid-level wind turbines.
- **Achieved Technology Readiness Level 7:** Full-scale prototype tested in industry-standard turbulent conditions.
- Wind Harvester 4.0 design is complete. Suppliers await funding to make the components. The **UL Advanced Wind Turbine Testing Facility is ready for certification and delivery of the energy to the grid.**
- Our patents create significant reasons for future competitors in the vertical axis wind turbine market to **license our IP.**


Wind Harvest
New Turbines for Massive Untapped Wind Resources
$20M+ PREVIOUSLY RAISED
7 KEY PATENTS PENDING
4X MORE PROFIT THAN TALL TURBINES

THE PROBLEM: WHY MID-LEVEL WIND MATTERS

The untapped potential of mid-level winds is a gift from Mother Nature the world needs.

Over 18% of wind farms are situated in places where mid-level wind speeds are excellent. Here, the resource is too turbulent for traditional wind turbines. This is a missed opportunity to tap a powerful renewable energy resource.

On top of that, tall turbines are not permitted on numerous windy sites. With their imposing heights of 300 to 500 feet, these turbines can face regulatory delays or be stopped completely. Large turbines can have significant impacts on aesthetics, aviation safety, road integrity, and legal easements. **These daunting barriers have left vast amounts of wind energy perpetually out of reach until now!**


Traditional Setup
Maximized for build-out

OUR SOLUTION: COMPACT, LONG-LASTING, AND ENVIRONMENTALLY FRIENDLY

Our short, tightly-spaced turbines survive and thrive in the gusting wind that swirls through the understories of wind farms beneath the tall turbines. Wind Harvesters can do this because:

- They have two arms per blade connected to a vertically aligned mast, while propeller-type turbines have one connection from the blade to a horizontally aligned drive shaft.
- The Company's new patents of hinges, hexagonal mast and other components make it possible for this vertical axis turbine to handle gusting, turbulent wind for 70+ years with regular refurbishing.


Wind Harvest
Energy output doubled with Wind Harvesters™
Build-out is for example purposes only.

Our prototypes and field-validated "aeroelastic" modeling prove Wind Harvesters' effectiveness and durability. These relatively simple but genius machines have advantages:

- **Innovative Design:** Our seven patent-pending innovations save costs and boost energy output.
- **Local Manufacturing for Global Impact:** We prioritize local component manufacturing, supporting job creation and public approval for Wind Harvester projects globally, including islands like Barbados.
- **Wildlife-Conscious Engineering:** The three-dimensional shape and slower-moving blades of vertical axis wind turbines are more visible and safer for birds and bats.



Wind Harvester™ 4.0
Wind Harvest
UNITS: METERS
SCALE 1:100
Some parts of these drawings have been slightly changed from what will be installed.
©2023 Wind Harvest International, Inc.
ARM-BLADE HINGE
(TRANSITION FAIRING NOT SHOWN)
TOP CAP
ARM FAIRING
BLADE
ARM-MAST HINGE
UPPER ARM
HEX MAST
BRACE
BRACKET
LOWER ARM
UPPER BEARING
DRIVE SHAFT
LOWER BEARING
BRAKE DISK
GENERATOR
BOTTOM CAP
LATTICE TOWER
POWER CONVERTER
CONTROL CABINET
ANCHOR
PATENT PENDING
TOWER COVER
DOOR
DOOR
13
9
22
12
9
4
H
G
F
E
D
C
B
A3

Sustainable and Durable:

- Our turbines are 99% recyclable.
- Modeling predicts their galvanized steel towers and rotors, mass-produced aircraft-aluminum blades, and concrete foundations should last 70+ years.
- Generators, bearings, power converters, and a few other components need refurbishing or replacement every 20 years but the rest of the turbine components last for generations.

Projects in Discussion


*Images are digital representations
and is not currently built

Rio Vista Resiliency Project, Solano County, California

This possible 1-16 MW, $4-$50 million project would combine our turbines with solar and battery storage and significantly increase electrical reliability in the nearby town of Rio Vista. The wind blows most nights from spring through summer. It is a near-perfect place to create a sustainable supply of clean, local electricity.

A few miles away are 1000 MWs of wind farms. A recent report estimates that 5000 MWs of vertical axis turbines, worth over $10 billion, could be installed beneath the existing tall turbines.



St. Lucy, Barbados

With over seven years of investment in Barbados, we are well-positioned to bring our Wind Harvesters to the island. The locations for tall turbines are limited, with only one small project having been installed. Some of the largest tracts of open land in the windiest parts of the island are owned by the government, and they want short VAWTs for projects there. After a review of the turbine's drawings by the steel fabrication facility on the island, we estimate that 50% of the labor involved in fabricating and assembling our turbines can be done there. Our turbines promise to be a many-level win for Barbados and other island nations.

> *"Our mission is to have short Vertical -Axis Wind Turbines rapidly increase wind energy around the world. Our strategy is three-fold: be the leading designer of this technology, be the most respected brand, and license our patents to others to achieve our financial and climate change impact goals."*
>
> – Kevin Wolf
>
> CEO, Wind Harvesf


Wind Harvest
Before Optimization
After Optimization
*Images are digital representations and is not currently built

BUSINESS MODEL

We design, contract out the manufacturing, sell, warranty, and provide service agreements for our turbines. We should make most of our gross income selling Wind Harvester turbines.

We expect that regional renewable energy developers around the world will become distributors and then manufacturing licensees of our brand and models of Wind Harvester turbines. They are the experts on developing energy projects in their countries and areas. This tried and true strategy reduces the cost of direct sales and puts trusted, respected companies as the local sales agents.


Wind Harvest
Major Revenue Sources
Wind Harvester Direct and Distributor Sales
Sales to Our Own Projects
Licensing of Manufacturing and IP create fastest growth in turbines installed

Besides selling the Wind Harvest brand of short vertical axis wind turbines, the Company plans to **license its patents**. Others are expected to compete in the newly opened mid-level wind markets. We believe they will save money licensing our patents for hexagonal masts, interior blade design, hinge connections, and support braces. These innovations are crucial to making simple, easy-to-make, efficient, and highly durable turbines for turbulence.

We are also developing our own projects to potentially ensure that they are sales-ready in 2025 and 2026. We plan to continue to have a project development arm of the company, which may generate additional net income for the company.

MARKET

Maximizing Wind Farm Potential

At Wind Harvest, we specialize in harnessing the untapped potential of wind farm understories. Our innovative Wind Harvesters are designed to complement existing and new wind farms without impacting tall turbines. With "Capacity Factor Enhancement" projects, we aim to increase the energy output of wind farms by 10% to 25% without adding new transmission lines and infrastructure. These Wind Harvester projects promise to be the least impactful, most straightforward to permit and construct, and in places like the understories of California's wind farms, produce the lowest cost renewable energy of any option.



Tailored Solutions for Distributed Energy Developers

We're targeting distributed energy project developers with projects ranging from 500kW to 10 MW. Our development pipeline is poised to create one of the first permitted and constructed projects in this niche. Our focus is on customers who have abundant wind resources near the ground but face challenges in installing tall turbines due to visual impact, size constraints, and accessibility issues.


ENERGY GRID
DATA CENTERS
ENERGY GRID
BREWERIES
PAPER MILLS
ENERGY GRID
ENERGY GRID
BIOETHANOL FACILITIES
ENERGY GRID
FOOD PROCESSING CENTERS

Where the Distributed Grid Needs Short *Wind Harvesters*

- Properties with tight setback easements
- Airports and Air Force Bases with radar issues
- Islands like Barbados where tourism and problematic roads make tall turbines unusable
- Telecom towers on windy ridgelines
- Places where visual impacts are important
- Bird and bat sensitive properties - VAWTs are safer for animals than HAWTs

Empowering Local Economies and Sustainable Development

Our approach is especially beneficial in countries like Barbados, which boast rich mid-level, "trade wind" resources but are unable to utilize tall turbines. By enabling up to 50% of our turbine manufacturing to be done locally, we plan to offer a significant boost to the local economy and a substantial political advantage. *Wind Harvesters* present an innovative solution that aligns with the needs of local communities and advances sustainable development.

We'd love to have you as a shareholder. Please join us.

PRESS

- **Daily Republic**
  Davis wind energy firm looks to shorten power demand
- **Bakersfield Californian**
  New turbine design proposes to capture more of Tehachapi's wind
- **North American Clean Energy News**
  The Nearness of Wind
- **Windpower**
  How to harvest plentiful low-level winds on existing wind farms

TEAM

Executive Team and Board Members



Kevin Wolf

CEO & Co-Founder

Until his move to the role of CEO, Kevin served as Wind Harvest's Chief Operations Officer, overseeing the company's science, engineering, project development, and website. He facilitated the engineering team that developed the Wind Harvester Model 3.1, wrote all the grants, and developed the relationships and projects in Scotland, Barbados, and California. His science degree, environmental background, consensus-based facilitation expertise, and years of work with the company help in his leadership role with Wind Harvest, where he now leads the capital raising campaign. Kevin graduated with honors from UC Davis in 1980 with a degree in Evolution and Ecology. He volunteers as the chair for the California Clean Money Action Fund, which works on campaign finance reform. He co-founded and lives at N Street Cohousing in Davis, CA.



Christine Nielson

President, Wind Harvest Pilot Project / Board Member

Between 1987 and 1990, Christine started and directed a non-profit in the Mixteca Alta region of Oaxaca, Mexico, working with Triqui women on a project focused on wool weaving and natural dyeing. She founded Coyuchi, Inc. in 1991. It was the first US company to manufacture and sell quality bedding and bath products made from organic cotton. The business not only pioneered the use of organic cotton but was one of the first to promote Fair Trade- produced fiber and finished products. This contributed significantly to an improved quality of life for farmers in India who grew cotton and supported their biodynamic farming practices. Christine became a founding member of VermiVision, a vermicompost research company that spent 3 years studying and documenting the agricultural benefits of high-quality vermicompost on horticultural crops and turf. Currently, Christine focuses her time on issues related to climate change and voter turnout. She also serves on the boards of several green companies. She has been a long-time investor in and advisor to Wind Harvest International and is currently serving as President of their subsidiary Wind Harvest Pilot Project Inc.



Cornelius Fitzgerald

Board Member

Cornelius joined Wind Harvest's management team in 2013. In his previous role as CEO, he led the negotiations with new partners, secured financing, and worked to bring Wind Harvest's turbines to the commercial market. He now uses his expertise to align the company's interest in large-scale projects with Clean Energy Holdings, LLC, and Blair Energy, LLC, where he holds senior-level positions. Cornelius holds a bachelor's degree in finance from the University of Arizona and an MBA in sustainable enterprise from the Dominican University of California. He lives in San Anselmo, Calif.

Leadership Team



Dr. Olamide Ajala

Principal Engineer

Olamide joined Wind Harvest in 2021 and now supervises and coordinates the engineering team. Mentoring under Dr. Malcolm, she has become the company's second expert on our aeroelastic models. She has over 14 years of engineering experience throughout multiple industries. In 2019, she graduated with a Ph.D. in Mechanical Engineering.



Stan Lewandowski

Partner & Corporate Legal Counsel, Pillsbury Law

Stan has advised Wind Harvest on its corporate matters and various transactions since 2014. He is a well-respected corporate partner at Pillsbury Winthrop Shaw Pittman LLP. He has invaluable expertise with respect to optimal structuring, different types of financing, operations, development and other strategic transactional issues companies face on a daily basis.



Robert Loewer

CFO

Rob brings his MBA, , law degree and Masters in Accounting plus 20+ years of global financial, legal and operational executive experience to Wind Harvest as its "fractional" CFO*. His experiences including as an Owner, CFO, General Counsel, and as a strategic and financial consultant to early-stage, middle market and Fortune 500 companies is tremendously useful.

Team Members



Dr. David Malcolm
Senior Engineer

David had a 40-year career in the field of engineering and design of wind turbines. He began working on vertical axis wind turbines in 1981 with Indal Technologies Inc. in Ontario, Canada, and worked closely with Sandia National Laboratories on the structural dynamics of the Darrieus rotor, authoring several reports and papers on the subject. Shortly after retiring in 2015, he joined Wind Harvest as senior engineer on Model 3.0 of the company's new cantilevered H-type turbine, bringing with him his extensive experience in critical aspects of design and engineering. He received his BSc in civil engineering from Bristol University in England, a master's degree in structural engineering from McGill University in Montreal, and his Ph.D. in solid mechanics from the University of Calgary in Alberta. He lives in Seattle, Wash., and is an avid bike rider and skier.



Mark Chang
Lead Consulting Electrical Engineer

Mark is a talented Electrical Engineer. In 2012, he designed and built the controls and electrical system used on the Wind Harvester Model 1.0 and 2.0 turbines installed in Finland. He recently designed and built most of our Model 3.1 turbine controls. Mark has a mind for complexity, math, and detail. He found his calling in electrical engineering after graduating with an EE degree from UC Davis. He has a wealth of experience in many aspects of controls and electrical projects, making him an excellent asset to Wind Harvest. When Mark isn't moving renewable energy projects forward, he plays the piano and enjoys being in nature.



Omar Garcia
Field and Mechanical Engineer

Omar Garcia began with Wind Harvest as an on-site engineering intern. During his time with the company, he has grown into a valuable and intuitive engineer, developing intelligent solutions to critical needs for our Model 3.1 and new Model 4.0.



Jen Hoover
Investor Relations Administrator

Jen provides support for investor relations, communications and more. She has worked in a number of varied roles within the sustainability sector. She holds a Master's degree in Textiles, with a focus on environmental aspects of wool production. She has conducted research within wool-producing communities in northern India and founded a small business to support herders and traditional wool artisans in that region. She has also managed the value-added program on an organic farm, turning blemished fruit into gourmet products. The common thread that runs through these endeavors, and her connection with Wind Harvest, is making use of under-valued and untapped resources.



Dr. Ariana Marshall

Caribbean Resilient Ecosystems Manager

Ariana is our Caribbean Resilient Ecosystems Manager and a Barbados ambassador. Ariana returned to the island following her advanced studies in Florida to help with its mission to become more sustainable. She received her bachelor’s degree in chemistry from the University of Louisville and a master’s degree and Ph.D. in environmental science, management, and policy from Florida Agricultural and Mechanical University. In 2015, she began working with Wind Harvest, performing an assessment of H-type turbines’ potential on the island and has continued by evaluating wind speeds and advancing Wind Harvest’s projects in the Caribbean. After directing the IADB-MIF funded Green Business Barbados program she founded the Eco-op School where she lives in Barbados.



Antonio Ojeda

Chief Engineer

His ten-plus years of experience in working on a wide variety of engineering problems, his love for hands-on involvement in projects and his ability to quickly learn new skills brought many benefits to the team. He soon became proficient with the “Midas NFX” engineering tools and was instrumental in securing the strain gauge and field data needed to validate this very sophisticated computer-aided engineering model. With Antonio as the lead engineer, the team reviewed every aspect of Model 1.0 and used the field data to validate Wind Harvest’s fatigue life, frequency response, aerodynamic, and finite element models. Antonio is now the Chief Engineer for the Model 4.0 turbine. Antonio received his mechanical engineer degree from the University of Seville in Spain.



Jeff Willis

Consulting Production Manager

Jeff started working for Wind Harvest in November 2020 to take on the responsibility of bringing Model 3.1 through the pilot project step and organizing the engineering and manufacturing work to complete Model 4.0. He also brings his expertise in patents to help oversee the set of patents the company will be filing with its Model 4.0 turbine. His many years of experience in the wind industry, in manufacturing, patents and management make him an excellent person to organize and coordinate these efforts. Jeff received his Bachelor of Education in Mathematics from the University of Nebraska. He lives in Omaha, NE.



Lia Perroud

Sales Representative

Lia is a driven sales representative at Wind Harvest, leveraging her expertise in data analysis, website managemeLia is a driven sales representative at Wind Harvest, leveraging her expertise in data analysis, website management, and a Bachelor's degree in Economics. With a passion for expanding the reach of wind energy, Lia is dedicated to introducing Wind Harvesters to new markets and customers. In addition to her sales responsibilities, Lia analyzes wind resources, supports the company's website, and helps in other ways. Her commitment to promoting sustainable energy solutions is reflected in her work and her enthusiasm for helping Wind Harvest succeednt, and a Bachelor's degree in Economics.

Be Part of the Renewable Revolution!

This is more than an investment in a company; it's an investment in the future of our planet. Join us in harnessing the power of the wind like never before. Together, we can make renewable energy more accessible, efficient, and sustainable.

Support Wind Harvest International Inc. today – for a cleaner, greener tomorrow, and for the opportunity to invest in a privately-held, pre-IPO company with a technology that should open the best wind resources areas in the world to increased energy production.



Let's Restore Our Climate Together.
Wind Harvest

USE OF PROCEEDS

If the offering's maximum amount of $2,500,000 is raised:

Use	Value	% of Proceeds
Turbine Components, Shipping, & Assembly	$770,000	30.8%
Installation & Foundations	$55,000	2.2%
Security Deposit on Turbine Installation	$50,000	2.0%
Blade Extrusion Die and Tools	$50,000	2.0%
Engineering and Patents	$460,000	18.4%
Project Development	$70,000	2.8%
Sales and Marketing	$70,000	2.8%
Debt Reduction	$405,000	16.2%
Advertising for Crowdfunding	$330,000	13.2%
General & Administrative	$117,500	4.7%
Intermediary fees	$122,500	4.9%

TERMS

This is an offering of Class A Common Stock, under registration exemption 4(a)(6), in Wind Harvest International, Inc.. This offering must raise at least $10,000 by April 29, 2024 at 11:59pm ET. If this offering doesn't reach its *target*, then your money will be refunded. Wind Harvest may issue additional securities to raise up to $2,500,000, the offering's *maximum*.

If the offering is successful at raising the maximum amount, then the company's implied valuation after the offering (sometimes called its *post-money valuation*) will be:

	297,648,337 shares
×	$0.06 per share
	$17,858,900 implied valuation

FINANCIALS

These financial statements have been audited by an independent Certified Public Accountant.

CPA audit report

SEC FILINGS

The Offering Statement is a formal description of the company and this transaction. It's filed with the SEC to comply with the requirements of exemption 4(a)(6) of the Securities Act of 1933.

Latest Offering Statement

We're also required to share links to each of the SEC filings related to this offering with investors.

> Form C on March 28, 2024

UNDERSTAND THE RISKS

Be sure to understand the risks of this type of investment. No regulatory body (not the SEC, not any state regulator) has passed upon the merits of or given its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials or information posted herein. That's typical for Regulation CF offerings like this one.

Neither Netcapital nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

MORE INFO

- Website
- LinkedIn
- Facebook

UPDATES

Mar 28, 2024 • Primary offering of 41,666,667 shares at $0.06

Mar 28, 2024 • Filed Form C

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